July 29, 2021

To: Mercury Customers
Subject: We raised a $120m Series B, and you can join the round
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Hi Nathaniel,

We’re excited to let you know that we’ve raised $120m in new funding. The round was led by Coatue, with participation from Andreessen Horowitz, CRV, and Sapphire Ventures.

In more interesting news, you can join them.


Series B
Investors
COATUE
crv
a16z
SAPPHIRE
VENTURES

As we gain momentum, we want our customers to have a stake in our growth. So we’re doing something new: we’ve set aside a $5m allotment in our Series B to let you into the round.

If you want to join, you can head to our Wefunder page. All you have to do is sign up and choose an amount you’re comfortable investing — Wefunder takes care of the rest. We're prioritizing our customers for this round, so be sure to sign up with the email address associated with your Mercury account.

If you believe in what we’re building and want to come along with us, we’d love to have you on our cap table. Learn more here or join us below:

What's next for Mercury

Since launching in 2019, we’ve grown quickly:

- 40,000+ businesses have signed up to use Mercury
- We hold $4b+ in customer deposits
- We work with customers from 200+ countries

We’ll use this new funding to expand our team and continue building products that help your company scale. You can also learn more about our future plans in this Fortune interview with our CEO, Immad Akhund.

If you have any questions, or just want to say hello, hit reply to this email. We always love to chat.

Thanks,

The Mercury Team

Mercury - banking built for startups
660 Mission St., San Francisco, CA 94105

August 3, 2021

To: All of Mercury's Wefunder Investors (to date)
Subject: An update on our $5m crowdfunding campaign

Hi,
Thank you so much for supporting our Series B crowdfunding campaign on Wefunder. We raised $11m in less than 12 hours (we hear that's a Regulation Crowdfunding record).

Since we're required to cap our crowdfund at $5m, we wanted to send you a quick update:

- We guarantee allocation for active Mercury customers in this round. We'll be prioritizing allocations for Mercury customers and guarantee every active customer will be included. But we may reduce individual allocations to allow as many investors into the round as possible.
- You still have some time to update your investment. Our Wefunder campaign will remain open until August 6th at 8 PM EST. You can make edits or updates to your investment until we ask you for your final confirmation.
- You'll hear from us again towards the end of August. We'll send you a note to confirm your final allocation amount, and your interest in investing, once we file with the SEC.

If you have any questions, just hit reply to this email. We always love to chat.

Thanks,

The Mercury Team

Mercury - banking built for startups
660 Mission St., San Francisco, CA 94105

August 3, 2021

To: Mercury Customers

Subject: Join our Series B: our Wefunder campaign is open

MERCURY

Hi XX,

Last week we announced our Series B, including a $5m crowdfunding allocation. While the round appears to be oversubscribed on Wefunder, we'll be adjusting allocations once the campaign closes on August 6th—so if you're a customer and you'd like to invest, you still can.

Since our crowdfunding round is federally capped at $5m, the exact allocation each investor gets will change after closing, but we will guarantee all active customers a stake in our round and future growth.

Here's how it will work:

- Sign up with your Mercury email address. Mercury customers are being prioritized for this round, so be sure to sign up for Wefunder with the email address associated with your Mercury account. Our Wefunder campaign will remain open until August 6th at 8 pm EST.
- Commit to a check size you're comfortable with: You can commit as little as $100 USD.

- We're aiming to give at least a $1,000USD allocation to every customer. We may need to reduce individual allocations due to demand, but we are aiming to get as many active customers into this round as we can.

We'll send you a note confirming your final allocation amount, and your interest in investing, once we file with the SEC. We expect that to happen towards the end of August.

If you have any questions, just hit reply to this email. We'd love to chat.

Thanks,

The Mercury Team

September 2, 2021
To: All of Mercury's Wefunder Investors
Subject: Join our Series B: our Wefunder campaign is open

MERCURY

Hi,

Thanks for supporting our Wefunder campaign. We received nearly $23M in reservations from ~3500 individual investors, and we're happy to have you on our cap table.

Here's the thing: legally, crowdfunding campaigns are only allowed to take in a maximum of $5M. Our $23M raise surpasses that amount. We'll be adjusting your allocations by mid-October to hit our cap of $5M, so we can ensure that everyone who placed a reservation will receive a stake. Here's what you can expect next:

1. We'll get in touch once we file with the SEC. We expect to file our paperwork by the second week of September. Once that happens, you'll receive an email asking to confirm the maximum amount of funds you'd like to invest and submit payment.
2. You can submit payment through ACH, wire or a WefunderCash account. If you currently have a balance in your WefunderCash account, and would like to withdraw that balance for any reason, you can do so here without impacting your investment.
3. We may adjust your final allocation following your payment. About three weeks after filing, we will finalize the allocations for each individual investor to account for any adjustments. At the minimum, you'll receive an allocation up to $1000. We've also set aside larger allocations for Mercury customers.

We expect that customers, depending on deposits as of July 29 2021, 9AM EST, will be able to invest at the ranges below:

- <$1k in deposits: investment range of $1K-$1.5K
- $1K-$250K in deposits: investment range of $2K-$3.5K
- $250K-$5M in deposits: investment range of $3.5K-$6K

- >$5M in deposits: investment range of $6K-$12K

For questions about Wefunder Cash or your Wefunder account, feel free to reach out to support@wefunder.com. For general questions about your investment or anything else, just reply to this email. We always love to chat.

Thanks,

The Mercury Team